Satterlee Stephens Burke & Burke llp
230 PARK AVENUE
NEW YORK, NY 10169-0079
47 MAPLE STREET	(212) 818 9200	FAX (212) 818-9606/7
SUMMIT, NJ 07901		www.ssbb.com
(908) 277-2221
FAX (908) 277-2038
June 19, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 7010
ATTN: Peggy Fisher, Assistant Director

RE:	Home Diagnostics, Inc. Registration Statement on Form S-1 — File Number 333-133713
Dear Ms. Fisher:
          On behalf of Home Diagnostics, Inc. (the “Registrant” or “HDI”), and pursuant to Rule 101(a)(2)(i) of Regulation S-T promulgated under the Securities Act of 1933, as amended (the “Securities Act”), transmitted herewith via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) is a copy of Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form S-1 (the “Form S-1”) marked to show changes made in the Registration Statement from the original filing.
          This following discussion responds to comments relating to the Form S-1 made by the staff (the “Staff”) of the SEC in its letter dated May 25, 2006 (the “Comment Letter”). The following responses are numbered to correspond to the numbering system employed in the Comment Letter. To facilitate reference, the Staff’s comments have been inserted first in italics under the topic headings. Please be advised that the use of the terms the “Company,” “we,” “us” and “our” refers to HDI.
General
1.	Please confirm that all of the companies identified in your graphics are your current customers.
Company Response:
With the exception of MPTotalCare, all of the companies identified in our graphics in the original filing are our current direct or indirect customers or managed care partners. MPTotalCare recently merged with CCS Medical, and the combined company no longer uses the MPTotalCare trademark. We have, therefore, replaced the MPTotalCare trademark with the CCS Medical trademark in Amendment No. 1 and confirm that all of the companies identified in the graphics are our current direct or indirect customers.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

2.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.
Company Response:
We confirm that any preliminary prospectus we circulate will include all non-Rule 430A information.
3.	Please provide us with copies of the industry reports you cite throughout your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospects where such data has been used. Also, tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.
Company Response:
We are providing supplementally copies of the industry reports cited in our prospectus, together with copies of selected pages from the prospectus marked to show where in those reports the support for the data included in our prospectus can be found. None of the reports cited were commissioned by us or prepared specifically for our use. Furthermore, the cited sources are widely available to the public. Information from the International Diabetes Federation, the World Health Organization and the American Diabetes Association is available at each organization’s respective web site, free of charge. Frost & Sullivan is an independent provider of research and analysis on the healthcare industry. Frost & Sullivan research reports are made available to the general public on the Frost & Sullivan website at www.frost.com. Therefore, we do not believe that any consents are required.
4.	Please provide us with independent support for your claims with respect to your products. For example, we note the reference on pages 1 and 47 that your systems “are comparable to or better than our competitors’ products, in most cases at a substantially lower price,” the reference on page to “featuring some of the highest levels of accuracy and ease of use,” and the reference on page 47 that your products “are on average more profitable for the retailer and less expensive to the consumer.”
Company Response:
We are providing supplementally an excerpt from the 2005 Frost & Sullivan report and an analysis of our competitor’s products which supports our claims with respect to our products.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

Prospectus Cover Page
5.	Please remove the references to “Sole Book-Running Manager,” “Joint Lead Manager,” and “Co-Managers” on the cover page, consistent with the staff’s longstanding position.
Company Response:
The phrases “Sole Book-Running Manager,” “Joint Lead Manager,” and “Co-Managers” accurately describe the status and relationship between J.P. Morgan Securities Inc., Piper Jaffray & Co., Deutsche Bank Securities Inc. and William Blair & Company, LLC. Furthermore, support for use of similar phrases can be found in precedent on the covers of several prospectuses, including Union Drilling, Inc., dated November 21, 2005, Omrix Biopharmaceuticals, Inc., dated April 20, 2006 and HealthSpring, Inc., dated February 2, 2006. This standard industry practice provides useful information to investors. For example, investors with multiple brokerage accounts may prefer to place an order through an account with the book-running manager or a lead manager if it has an account with one of such managers.
Our Market, page 1
6.	Where you provide disclosure for net sales, also describe net income for the periods.
Company Response:
We have revised the disclosure in response to the Staff’s comment.
Our Solution, page 2
7.	Please define “formularies.”
Company Response:
We have defined “formularies,” in response to the Staff’s comment.
Summary Consolidated Financial Data, page 6
8.	We see that the pro forma and other share data in your filing are not complete. We will review this data once you complete the disclosures.
Company Response:
We have completed the pro forma and other share data in Amendment No. 1.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

Risk Factors, page 8
9.	Please add a risk factor to highlight the litigation disclosed in the last paragraph on page 56, or supplementally advise why you believe no disclosure is necessary.
Company Response:
We have added a risk factor that highlights the litigation disclosed in the last paragraph on page 56 of the original filing (page 59 of Amendment No. 1).
We have identified material weaknesses... page 14
10.	The detailed disclosure on page 16 regarding the steps you are taking to improve your internal control over financial reporting should be relocated to the body of the prospectus in an appropriate location.
Company Response:
We have relocated the disclosure of the steps taken to improve our internal controls to the “Management’s discussion and analysis of financial condition and results of operations” section of the prospectus in response to the Staff’s comment. Additionally, we have revised the disclosure in the corresponding risk factor as appropriate.
Use of Proceeds, page 22
11.	Disclose the amount of proceeds that will be paid to affiliates to redeem the Series F preferred stock and for any other purpose.
Company Response:
We have revised the disclosure in response to the Staff’s comment.
Dilution page 25
12.	Expand to discuss how the table on page 26 would change assuming the outstanding warrants and options are exercised.
Company Response:
We have revised the disclosure in response to the Staff’s comment.
Year Ended December 31, 2005... page 31
13.	We note that your discussion of the significant changes in sales, cost of sales and gross profit is limited and does not quantify the specific reasons for material changes in line items in the financial statements. Please revise to present and quantify each significant

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

factor that contributing to the changes, including offsetting factors, for sales, cost of sales and gross profits. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. Refer to Item 303(a)(3)(iii) of Regulation S-K.
Company Response:
We have revised the disclosure in response to the Staff’s comment.
Liquidity and Capital Resources, page 34
14.	Revise to define, in greater detail, the financial and other covenants that you are required to maintain under your credit facility. Our concern is that the reader is unable to determine the degree to which you were not in compliance with these covenants.
Company Response:
We have revised the disclosure in response to the Staff’s comment.
Distribution Strategy, page 47
15.	Please discuss, if applicable, the material terms of your written agreements with your major customers, including Walgreen’s and McKesson.
Company Response:
As noted below in our response to your comment 24, while we do enter into agreements with certain of our customers from time to time addressing terms of sale, volume discounts, minimum requirements for maintaining exclusivity and the like, we do not rely on written agreements to any significant extent, and we do not believe that any of those agreements are material or that a description of those agreements in the prospectus would be helpful. Most of our sales are made pursuant to purchase orders, and, except as otherwise described in our response to your comment 24, we do not have any agreements that require customers to purchase any minimum amount of our products. In addition, we have revised the disclosure in Amendment No. 1 in response to the Staff’s comment.
Principal and Selling Stockholders, page 65
16.	Please revise the table on page 66 to disclose the natural person who has voting or investment control of the shares held by Albion Mezzanine Fund II, L.P. and Medical Growth Partners.
Company Response:
We have revised the disclosure in response to the Staff’s comment.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

17.	Please clarify whether any of the selling shareholders are broken-dealers or affiliates of broker-dealers.
Company Response:
None of the selling shareholders are broker-dealers or affiliates of broker-dealers.
Certain Relationships and Related Transactions, page 67
18.	Please expand this section to provide the disclosure required by Item 404 of Regulation S-K. For example, we note the disclosure in the last full paragraph on page F-28 about a consulting agreement with a director. Also, file as an exhibit the consulting agreement.
Company Response:
We believe this section contains the disclosure required by Item 404 of Regulation S-K. The consulting agreement referred to in Note 14 on page F-28 did not involve any transactions since the beginning of our last fiscal year, and, therefore, no disclosure is required under Item 404. That consulting agreement is not required to be filed as an exhibit pursuant to Item 601(b)(10), because it is no longer in effect and was entered into more than two years before the filing of the Form S-1. We have revised our disclosure in Note 14 to the audited financial statements to indicate that the consulting agreement expired in January 2004.
19.	Please file as exhibits the August 1, 2005 promissory notes. Also, file as an exhibit the certificate of designation of the Series F Preferred Stock.
Company Response:
We have filed the August 1, 2005 and September 1, 2005 promissory notes as exhibits. These notes have been paid in full. We have also filed the current charter of the Company, which contains the terms of the Series F Preferred Stock. At the closing of the public offering, the Series F Preferred Stock will be redeemed and the charter will be amended to eliminate the Series F Preferred Stock.
Redemption of Preferred Stock, page 67
20.	Please disclose when the holders of the preferred stock purchased their shares and the cost of such purchases.
Company Response:
We have revised the disclosure in response to the Staff’s comment.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

Financial Statements, page F-1
21.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X. Also, please file currently dated accountant consents with amendments.
Company Response:
We have updated our financial statements in accordance with Rule 3-12 of Regulation S-X, and we are filing a currently dated consent of PricewaterhouseCoopers LLP with Amendment No. 1.
Consolidated Balance Sheets, page F-3
22.	Please revise to present the aggregate amount of goodwill as a separate line item on your balance sheet. See paragraph 43 of SFAS 142.
Company Response:
We have revised the disclosure in response to the Staff’s comment.
Revenue Recognition, page F-10
23.	We note that you record an allowance for estimated returns for your test strip product, which is primarily driven by the eighteen-month expiration. Given the significant changes in your sales return accrual from December 31, 2004 to December 31, 2005, please tell us why you believe you are able to reasonably estimate your sales returns. Address all the factors outlined in paragraphs 6-8 of SFAS 48 in your response.
Company Response:
As further described below, the majority of our product returns are from our retail and distribution customers. Our historical experience indicates that returns occur up to 18 to 24 months following the original sale. Our net sales in the retail and distribution channels have increased over 50%, from $47.8 million in 2003 to $73.8 million in 2005. Our return provision increases follow the trend of increasing sales in these channels. As a percentage of net sales for preceding 24 months in the retail and distribution channels, our return provision was 3.7% in 2005, versus 3.0% in 2004. The 2005 increase is due to a specific reserve for returns associated with a defective battery in one of our products. This battery problem has been resolved and we do not expect further returns related to this matter. We believe that our methodology for estimating sales returns provides us with a reasonable estimate of sales returns and have followed the guidance under SFAS 48 and SAB 104 for purposes of evaluating the Company’s proper recognition of revenue.
Paragraph 6 of SFAS 48 provides the following conditions that must be met in order for the revenue from the sales transaction to be recognized:
a.	The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

HDI product pricing is stipulated pursuant to purchase order and/or written contract. Volume based incentives and other sales allowances are accrued as a reduction of revenue at the time of sale. See response to comment #25.
b.    The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.
Customers are obligated upon shipment to pay for the product regardless of resale status. We do not recognize revenue until all of the revenue recognition criteria have been met, including when title and risk of loss pass to the customer.
c.    The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.
Customers are obligated to pay for product, regardless of theft or damage.
d.    The buyer acquiring the product for resale has economic substance apart from that provided by the seller.
Our customers are generally large national chain drug stores (Walgreens, CVS, etc.), national and regional distributors (Cardinal, McKesson, etc.) and national mail service providers. Our customers have significant revenue, employees and infrastructure and are independent of our company.
e.    The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
The Company has no obligation with regard to resale by buyers. Buyers are solely responsible for resale and related promotion.
f.    The amount of future returns can be reasonably estimated.
See discussion below of factors to consider under paragraph 8 of SFAS 48.
In accordance with paragraph 7 of SFAS 48, we have met the conditions to recognize revenue under paragraph 6 above, and have recorded all provisions related to sales returns in accordance with FASB Statement No. 5. Net sales reported in our income statement have been reduced to reflect estimated returns, see further discussion of returns below.
Paragraph 8 of SFAS 48 provides the following factors to consider when determining whether returns can be reasonably estimated:
1.    The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

The market for blood glucose meters and strips worldwide is more than $6 billion annually and growing. HDI has been selling blood glucose systems for over 20 years. We and our competitors sell systems consisting of a monitor and disposable test strips to test blood obtained by pricking the finger or forearm. A number of companies are pursuing alternative devices such as continuous blood glucose monitoring products which provide real time blood glucose data. These products have only been approved by the FDA as adjunct devices and must be used in conjunction with approved “finger stick” blood glucose devices. These products are much more costly and we believe appeal to Type 1 diabetics (more frequent testers, but only 10% of diabetic population). As such, we do not consider these products to be a significant threat to the demand for our products. In addition, to date we have not received any customer returns due to technological obsolescence or any other external factor.
2. Relatively long periods in which a particular product may be returned.
The Company’s return policy states it will not accept test strip returns within six months of expiration. However, in practice, the Company will accept returns of expired product. Customers receive cash or, in most cases, a credit memo upon receipt of approved returns. The Company has determined based on current and historical return data that the majority of our returns come from the Retail and Domestic Distribution sales channels and are typically returned between 18-24 months from their original sale date. This period is driven primarily by the 18 month expiration of our test strips and the time that it takes our customers in the Retail and Domestic Distribution sales channels to process returns. Typically, as products reach their expiration date, our retail customers pull product from the shelves of their retail store locations. These products are periodically sent to regional distribution warehouse locations and then sent to a consolidation warehouse for sorting and returns processing before they are returned to our warehouse. A similar process occurs for our Domestic Distribution customers, except that certain of these customers use a third party to consolidate and destroy product in the field.
Our methodology for estimating returns is two-fold, whereby we first calculate the lag time between product sales and return dates, and secondly, calculate the historic rate of return by product. Our customers return our products directly to our warehouse as well as to third-party processors that destroy product in the field. The third-party processors provide us with summary reports, which include various product information for all items destroyed in the field (i.e., customer name, destroyed date, part number and production lot number). Our returns department also records all items returned to our warehouse and we capture key customer and product information such as, return date, part number and production lot number. We have used both the third-party processor reports and our internally produced return logs to calculate original sale to return date lag times and actual product return rates. Actual returns experience rate percentages by distribution channel and product were applied to historical sales, based on the lag times calculated, to determine the estimated allowance at each of the balance sheet dates presented.
Although 18-24 months is a relatively long period, it is overcome by our capability to trace returned products back to original ship date and, therefore, reasonably estimate returns.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

3. Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers.
The Company has been in the blood glucose monitoring business for more than 20 years. The Company is a “pure play” diabetes company and has not branched out into other medical device products. Given the similarity of our products, we have historical return experience data that shows the return rate is fairly consistent among product types within sales channels as further discussed above and, therefore, we can reasonably estimate return rates across our product portfolio.
4. Absence of a large volume of relatively homogeneous transactions.
We believe our products are similar in nature and we have a significant volume of sales transactions to determine our return history and estimate our return reserve.
24.	We note the disclosure in your MD&A that you offer monitors, at no charge to customers and third-party payors. Tell us about any minimum purchase requirements, including how the amounts and prices of the products have been determined. Compare the discounts offered on these products, in dollar and percentage terms, with the discounts offered in other types of sales, including undiscounted sales, sales with special pricing arrangements and sales to members of group purchasing organizations. Also, indicate the costs of the products, for comparative purposes. Refer to the guidance in EITF 01-9 in your response. We may have additional comments after reviewing your response.
Company Response:
It is common in our industry for manufacturers to provide monitors at no charge as a means to generate future recurring test strip sales. Free monitors are distributed on a case by case basis at our discretion and, except as described below, are not tied to any minimum purchase requirements or future sales. As such, we believe the free monitors distributed are separate transactions outside the scope of EITF 00-21. The cost of the monitors is recorded as an expense when delivered to the customer.
There are several venues in which the Company provides monitors, at no charge, to customers and end-users:
1) From time to time, the Company provides monitors, at no charge, to mail service customers to promote product awareness and brand recognition.
2) The Company may provide monitors, at no charge, to customers of some of our wholesale distributors. Our wholesale distributor customers include drug and medical supply wholesalers which sell products to food and drug retailers, long-term, acute and primary care

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

facilities and correctional facilities. These monitors may be provided, at no charge, to customers of our wholesale distributors to promote product awareness and brand recognition.
3) Managed care organizations and third-party payors is a market that the Company is penetrating and in order to support our managed care initiatives, the Company may provide monitors, at no charge, to these organizations for distribution to their members. Additionally, the Company may provide monitors, at no charge, directly to the members of these organizations.
In all of the instances noted above, the Company records the cost of the monitors as cost of sales. EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (EITF 01-9)” indicates that if consideration to a customer consists of a “free” product or service, or anything other than cash or equity instruments, the consensus reached is that the cost of the consideration provided should be characterized as an expense when recognized in the vendor’s income statement. Furthermore, the SEC Observer indicated that the Staff believes that the expense associated with a “free” product or service delivered at the time of sale of another product or service should be classified as cost of sales. The scope of EITF 01-9 includes vendor consideration to any purchasers of the vendor’s products at any point along the distribution chain, regardless of whether the purchaser receiving the consideration is a direct customer of the vendor.
Except as described below, the Company does not have minimum purchase requirements with our customers. There is one contract in which monitors are provided, at no charge, directly to a medical distributor that does have contractual minimum purchase requirements. The three-year agreement, which commenced in July 2003, requires the medical distributor to achieve minimum purchase quantities of test strips and to maintain minimum ratios of test strips to monitors measured separately over each six month increment over the term of the contract. If the minimum purchase requirements are not met then the medical distributor loses its right to be the exclusive provider of our products to the long-term care market as defined in the agreement. To the extent that the medical distributor meets the test strips to monitor ratio during the applicable six month period, they are not charged for the monitors. If the test strips to monitor ratio is not met during the applicable six month period, then the distributor is charged back a fixed price for each monitor that exceeds the ratio. With the exception of the first six-month period that the agreement was in place, the medical distributor has been in compliance with both the minimum purchase requirements as well as the minimum ratio of test strips to monitors. To the extent the customer exceeds the minimum ratio of test strips to monitors during any applicable six month period, the Company evaluates whether the deferred revenue related to the free monitor obligation (i.e. the fair value of the number of monitors which could be ordered at no charge to reduce the ratio to the contract minimums) is material. Based on our allocation of the arrangement consideration to the elements of the contract in accordance with EITF 00-21, the maximum deferred revenue obligation under this contract was approximately $85,000 and $35,000 at December 31, 2004 and 2005, respectively. There was no deferred revenue obligation at March 31, 2005 or 2006. Accordingly, the deferred revenue obligation under this contract is not material and therefore no revenue has been deferred

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

under the contract. As requested, we are providing supplementally a schedule comparing discounts under this contract with discounts on other contracts.
The Company has agreements with certain mail service providers and domestic distributors which generally require a minimum of $100,000 in annual purchases and give us the contractual ability terminate the agreement if those minimums are not met. In some cases, agreements with mail service providers may also have minimum unit volume requirements required to achieve discounted pricing. If the customer falls below the minimum unit volumes, we have the ability to increase the pricing. As requested, we are providing supplementally an additional schedule comparing discounts under these mail service contracts with standard mail service pricing.
The Company also has several agreements with international distributors that require minimum purchase requirements in order for the distributor to maintain exclusivity as defined in the respective distributor agreements. There are generally no discounts, free monitors or other consideration tied to these minimum purchase requirements.
25.	We also see that you made significant sales to distributors. To the extent distributor sales terms differ from other selling terms, please expand your revenue recognition policy disclosure to address the accounting for price protection, allowances, credits/discounts and any other sales incentives offered to distributors. For reference see SFAS 48 and EITF 01-09.
Company Response:
The Company has several programs with its customers that impact the selling terms. The following is a list of the various programs that we have and the sales channel where these programs are offered:

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

Type of		Determination of		Authoritative
Program	Sales Channel	Estimate	Accounting Treatment	Literature
Volume Based Incentives	Retail and Domestic Distribution	Contractual rate based on purchases	Recorded as a reduction of revenue at time of sale, as our experience indicates that these volume based incentives will be met	EITF 01-9 Issues 1 and 6

Promotional Sales Allowances	Retail and Domestic Distribution	Price reductions for a designated period of time in support of customer product promotions	Recorded as a reduction of revenue at the later of the time of sale or the date the incentive is offered	EITF 01-9 Issues 1 and 4

Rebate Programs	Managed Care Providers and Third-Party Payors (This sales channel is indirectly “purchasing” the product via reimbursement to the member or payment to the pharmacy)	Terms of the reimbursement agreements and historical payment trends to these providers	Recorded as a reduction of revenue at time consumer purchases the product covered by the applicable third-party managed care plan.	EITF 01-9 Issues 1 and 4
The Company has revised the revenue recognition disclosures on page F-11 to address the various sales incentives that are provided to our customers as outlined above.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

26.	In this regard, we note that your retail partner pays for or subsidizes the costs of promotional advertisements for your products. Please describe the nature and terms of these promotional programs and your accounting. Cite the accounting literature upon which you relied.
Company Response:
As indicated on page 47 of the Form S-1, the Company has co-branding relationships with leading retail pharmacies. Our co-branding strategy generates increased customer awareness of their brands that appear alongside our brand on the products. The majority of advertising is with our retail chain drugstore customers in the form of product advertisement in weekly Sunday circulars. As the “private label” partner, we do not pay the retailer for the advertising space since our products carry the retailers’ brand names. Our competitors, on the other hand, pay the retailers for advertising space. The co-branding of the product is an incentive for the retailer to invest in the success of these products and, therefore, they will promote and advertise our products at no charge to us. We provide the retailers with a promotional allowance, over a limited period of time, which is passed onto their customers as a sales price reduction at point of sale on our products. The Company records the promotional allowance as a reduction of revenue at the time the incentive is offered to the retailer in accordance with EITF 01-9.
The Company does not have any cooperative allowance programs with our retailers that would require specific accounting treatment. On an annual basis, the Company may spend on average less than $100,000 on advertisements that are placed in customer diabetes publications. These advertisements are negotiated at arms length directly by the customer with our outside advertising agency and these costs are expensed as advertising in the period incurred in accordance with SOP 93-7.
Stock-based Compensation, page F-11
27.	Please provide us with an itemized chronological schedule detailing each issuance of your ordinary shares, stock options and warrants by the company or principal stockholder since May 2005 through the date of your response. Include the following information for each issuance or grant date:
–	Number of shares issued or issuable in the grant

–	Purchase price or exercise price per share

–	Any restriction or vesting terms

–	Management’s fair value per share estimate

–	How management determined the fair value estimate

–	Identity of the recipient and relationship to the Company

–	Nature and terms of any concurrent transactions with the recipient

–	Amount of any recorded compensation element and accounting literature relied upon

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriters. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
Company Response:
The following presents a chronological listing of each issuance of our common stock and grants of employee common stock options and warrants since May 2005 through the date of our response.

		Number of			Fair Value			Compensation Element
Date Issued	Description	Shares/Options	Exercise Price	Vesting	Stock	Option	Basis for Determination	Amount	Tech Literature
6/17/2005	Exercise of employee stock options	3,159	$2.99 to $3.63	n/a	n/a	n/a	n/a	n/a	n/a

12/13/2005	Exercise of employee stock options	5,850	$2.99	n/a	n/a	n/a	n/a	n/a	n/a

3/7/2006	Stock options to new CFO and controller	75,816	$9.51	3 years	$11.50	$5.34	Third party valuation specialist	$404,676	FAS 123R

4/5/2006	Stock options to various management personnel	29,250	$11.50	3 years	$11.50	$4.55	Third party valuation specialist	$133,000	FAS 123R

4/17/2006	Stock options to new SVP Global Sales and Marketing	65,520	$9.51	3 years	$11.50	$5.38	Third party valuation specialist	$352,520	FAS 123R

5/4/2006	Stock options to new tax manager	4,680	$11.50	3 years	$11.50	$4.59	Third party valuation specialist	$ 21,480	FAS 123R
As indicated in the table above, HDI did not grant any stock options in the period May to December 2005. HDI initiated discussions with various underwriters regarding an initial public offering (“IPO”) in August 2005. In October 2005, HDI’s board of directors decided to pursue an IPO as a means to provide our long-term investors with a means to liquidate a portion of their investment, many of which have been investors for over 15 years. The board also selected the underwriters for the offering.
HDI granted stock options in 2006 which have been accounted for under FAS 123R. The Company estimated the fair value per share of the underlying common stock for option grants in March and April 2006 based on a contemporaneous valuation by a third-party valuation specialist. The valuation specialist estimated the fair value of the underlying common stock using the probability-weighted expected-return method at December 31, 2005 and March 31, 2006 following the guidance set forth in “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” as published by the AICPA. Under a probability-weighted expected return method, the value of a company’s common stock is estimated based upon an analysis of future values for the entire enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of these expected outcomes, as well as the rights of each class of preferred and common stock. The valuation specialist modeled the Company’s future outcomes to include the continued operation as a private entity, a strategic sale and an initial public offering.
The expected offering price of $15 per share, based upon the mid-point of the range set forth on the cover of the prospectus, is higher than the $11.50 per share (based on the March 31, 2006

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

valuation by a third party valuation specialist) estimated in connection with the stock option grants in March and April 2006. The difference is due to the following factors:
• The probability-weighted expected-return method considers the three alternatives noted above. The implied enterprise value multiples were slightly lower in the strategic sale and remain private scenarios versus the IPO scenario, reflecting appropriate market liquidity discounts and other factors. At March 31, 2006, we assigned an 85% probability to the IPO, 10% to a strategic sale and 5% to remaining private. Given the proximity to the expected closing of the offering, we assigned a significant probability of 85% to the IPO and related valuation. We believe the remaining 15% probabilities are appropriate considering the uncertainty regarding market conditions and successful completion of the offering, and the possibility of a strategic transaction between filing our Form S-1 registration statement and completion of the offering. The 15% probability weighting to the non-IPO possible outcomes, which have lower valuations, resulted in an estimated fair value at the grant dates that is below the expected mid-point of the range set forth on the cover of the prospectus.
• The valuation by the third-party valuation specialist considered present value discounts and discounts for lack of marketability for the various probability scenarios, resulting in a lower estimated fair value at the grant dates.
We believe our estimates of fair value are appropriate and our accounting for stock compensation is in compliance with GAAP.
Note 3. Restatement of Previously Issued Financial Statements, page F-15
28.	We note the restatement of your previously issued financial statements. Please address the following:
–	Identify each of the last five fiscal years during which your accounting was not in compliance with GAAP because of these errors and quantify the impact of the errors on a gross basis, on each of the fiscal periods.
Company Response:
We have restated our financial statements for each of the fiscal years in the periods ended December 31, 2001 to 2004 to correct certain errors in the application of GAAP, as further described in Note 3 to the financial statements. We did not make a cumulative adjustment to the opening retained earnings as of January 1, 2003 and did not make a cumulative adjustment to our 2003 statement of operations as permitted in certain cases under SAB Topic 5-F. The nature and amount of each of the restatement items in the audited periods 2003, 2004, and 2005 were described in detail within note 3 to the financial statements. Additionally, we disclosed the impact of these errors to each of the unaudited financial statement restated periods, December 31, 2002 and 2001, within the “Selected historical consolidated financial data” section on page 27 and 28 of the Form S-1. We used the same methodologies to determine the impact of the restatement related items on the 2001 and 2002 unaudited periods that were used on the audited

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

periods. We believe our disclosure of the restatement in the notes and selected financial data is sufficient for the reader to evaluate the impact of the errors on our previously issued financial statements.
–	Describe any assumptions you made in allocating amounts to the different periods and explain why these allocations are appropriate.
Company Response:
The restatement adjustments recorded by the Company in the restatement periods presented were determined based on either actual results or an estimation process for the corresponding reporting period. The following describes the estimation process for those restatement adjustments that are dependent on the use of assumptions:
•	Sales Returns and Allowances — The Company estimates returns based on an analysis of historical sales and returns, analyzing the actual return date of the product as compared to the original date of sale of the product. We have estimated, based on historical return experience, that a reserve is required for future returns covering the prior 18 to 24 months of sales, driven primarily by the 18 month expiration of our test strip products. Products that exhibit unusual sales or return patterns due to dating or other matters are specifically identified and analyzed as part of the accounting for sales return accruals. These assumptions and estimates were adjusted accordingly and applied at each reporting period to determine the respective amount of the restatement adjustment for sales returns and allowances. Please refer to our response to Comment # 23 for a detailed explanation of the process for estimating sales returns and allowances.

•	Revenue Recognition — Based on the Company’s business practice of retaining the risk of ownership until the goods are received by the customers, the Company restated its financial statements to record revenue when full transfer of title and risk of loss has been transferred to the customer, usually at time of delivery. The Company performed a study at each restatement reporting period presented to determine the delivery time for different types of shipments based on the type of carrier used by the Company as well as the destination of the shipment. Based on the study the Company estimated the delivery lag time for shipments dispatched in the last week of the reporting periods presented. The delivery lag time was further validated by review of a large sample of receiving documents for those shipments dispatched in the last week of 2005 and received by our customers in early 2006. Based upon the fact that the Company’s shipping policy, method of shipping, customer base and product type have been fairly consistent from 2001 — 2005, the Company estimated the delivery time by state for the last five business days of 2001-2004 using the 2005 estimated delivery lag time, and for those shipments that were received in the subsequent period, the Company calculated the actual amount of revenue and related cost of sales that required adjustment. We supplemented these estimates by receiving, on a sample basis, third-party confirmations of delivery from the carriers for each of the respective periods. No material differences were noted. This

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

process was executed for each period presented that required a revenue recognition restatement adjustment.

•	Warrant Put Option - The Company’s Warrant Put Option is recorded at the estimated fair value for the periods presented. The fair value of the Warrant Put option was based upon the greater of: (i) the contractually stated multiple of estimated EBITDA at the redemption date, discounted to present value, and (ii) the estimated value of the Company using a discounted cash flow model or comparable market multiples of earnings. The estimated fair value for each period presented was determined by a third-party valuation specialist which utilized the assumptions noted above to arrive at the estimated fair value of the Warrant Put Option for each restatement period presented.
–	Expand MD&A to provide full and transparent disclosure about the errors, the restatements and the related weaknesses in internal controls. Disclose specific detail about what you have done (or plan to do) to improve your controls and procedures.
Company Response:
As noted in our response to Comment # 10, we revised our disclosures within the “Management’s discussion and analysis of financial condition and results of operations” of Amendment No. 1 to further discuss our material weaknesses and our plan to improve our internal controls over financial reporting.
Item 16. Exhibits and Financial Statement Schedules
29.	Please be advised that we may have additional comments on the exhibits to be filed.
Company Response:
We are aware that the Staff may have additional comments on the exhibits to be filed.
30.	Please confirm that you have filed all of the agreements required by Item 601(b)(10) of Regulation S-K.
Company Response:
We confirm that we have filed all of the agreements required by Item 601(b)(10) of Regulation S-K.
31.	Please file exhibit B of exhibit 10.8.
Company Response:
We have filed exhibit B of exhibit 10.8.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
June 19, 2006

Item 17. Undertakings
32.	Please include the undertakings required by Item 512(a)(6) of Regulation S-K.
We have revised the undertakings in response to the Staff’s comment.
     Directed Share Program Procedures
     The Company has requested that the underwriters reserve a portion of the shares to be sold in the offering for sale in a directed share program. The Company will establish the aggregate number shares reserved for the directed share program, specify the potential recipients of the directed shares, and allocate the directed shares among the actual recipients. The Company has selected Deutsche Bank Securities Inc. (herein referred to as Deutsche Bank Alex. Brown) to administer its directed share program. The mechanics of the program are outlined below.
     The Company will choose the potential recipients of the directed shares from its directors, officers, employees, business associates and other related persons. The Company will provide the names and addresses of the potential recipients to Deutsche Bank Alex. Brown. Deutsche Bank Alex. Brown will send a copy of the preliminary prospectus together with materials relating to the directed share program to each potential recipient. The directed share program materials will include participation instructions, an indication of interest form and forms for opening a brokerage account with Deutsche Bank Alex. Brown. To comply with Rule 134(b)(1), these materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. In addition, in accordance with Rule 134(d), the materials will contain a statement that indications of interest made under the program create no obligation.
     Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form and new account form, specifying the number of shares requested and supplying information for compliance purposes. Deutsche Bank Alex. Brown will use the information to ensure, among other things, compliance with requirements of Rule 2790 of the National Association of Securities Dealers.
     All prospective recipients will be required to purchase shares through a Deutsche Bank Alex. Brown account. Individuals who do not have an account with Deutsche Bank Alex. Brown will be required to open an account. The deadline for expressing an indication of interest and opening an account will be approximately one week prior to pricing. Once the deadline expires, Deutsche Bank Alex. Brown will provide the Company with the list of individuals who have completed the forms for participating in the program, who have opened accounts and who otherwise are eligible to purchase shares under the program. The Company will then review this list and determine the actual allocation of shares among these prospective recipients.
     Once the offering has been priced and the registration statement relating to the offering has been declared effective, Deutsche Bank Alex. Brown will contact each prospective recipient who has been approved by the Company to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the directed share program. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, Deutsche Bank Alex. Brown will orally confirm the sale, and mail a written confirmation of the purchase accompanied by a final prospectus.
     We are supplementally providing drafts of the materials that will be sent to potential recipients of directed shares identified by the Company. Please note that, other than the company name and a reference to the preliminary prospectus to be enclosed, there is no information concerning the offering. The packet does contain, however, information that Deutsche Bank Alex. Brown customarily distributes to persons who may decide to open accounts through Deutsche Bank Alex. Brown.
          We have filed via EDGAR Amendment No. 1 contemporaneously with the filing of this letter. Amendment No. 1 incorporates responses to the Staff’s comments and other minor changes. Also we will send, via overnight courier, courtesy copies of this letter and all materials being provided supplementally, as well as copies of Amendment No. 1 marked to show changes made therein in response to the Staff’s comments.
          If you have any questions or require any further information, please do not hesitate to contact the undersigned or Marybeth Riordan of this office, collect at (212) 818-9200.
Very truly yours,
Edwin T. Markham

cc:	J. Richard Damron, Jr. (w/enc.) Gerald S. Tanenbaum (w/enc.)